UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 3, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

9/20

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

UFJ

Press Release

September 3, 2004

UFJ Holdings, Inc.

Financial Assistance to APLUS Co., Ltd.

UFJ Holdings, Inc. ("UFJ") hereby gives notice that UFJ Bank Limited ("UFJ Bank"), a wholly owned subsidiary of UFJ, today decided to extend financial assistance to APLUS Co., Ltd. ("APLUS") as described below. Such assistance is granted upon the request of APLUS in order to support the company to secure its operational competitiveness and smooth transition to stable profitability by way of the full-scale business and capital alliance with Shinsei Bank, Limited ("Shinsei Bank") as announced today.

1. Outline of the financial assistance

UFJ Bank will extend financial assistance through the process of selling its loans to APLUS to Shinsei Bank, which is followed by debt forgiveness, based on the agreement among UFJ Bank, APLUS and Shinsei Bank entered into on September 3, 2004.

◇ Amount of financial assistance: Yen 94 billion

◇ Date of sale: Late September in 2004 (scheduled)

2. Impact on earnings of UFJ

Above mentioned loans to APLUS by UFJ Bank are fully reserved. As was announced on August 6, 2004, forecasts of the result for the fiscal year ending March 31, 2005 and for the interim period are under examination. An announcement will be made immediately upon the completion of the examination.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 6, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

UFJ

Press Release

September 6, 2004

UFJ Holdings, Inc.

Statement Regarding Media Report

UFJ Holdings, Inc. ("UFJ") issued the following statement in response to media reports published today:

"Although some media published articles concerning UFJ's forecasts of the results for the current fiscal year today, UFJ has yet to finalize details of the forecasts. An announcement will be made immediately upon the completion of the examination."

UFJ

Press Release

September 6, 2004

UFJ Holdings, Inc.

Information Requested from UK Financial Services Authority

Regarding media reports related to the captioned topic since September 1, 2004, UFJ Holdings, Inc. ("UFJ") confirms it has received a letter from the Financial Services Authority of the U.K. ("UKFSA") requesting information regarding the matters set forth below.

A report has been requested by the UKFSA, which is responsible for monitoring the compliance of companies with a UK listing with the requirements of the Listing Rules. UFJ has a UK listing.

UFJ shall respond to this request sincerely.

Details of communications between the UKFSA and UFJ may not be disclosed, in accordance with guidance from the UKFSA.

■ Outline of the request from the UKFSA

The UKFSA has requested a report on the reasons for, and the background of, the difference between the revised forecasts of UFJ's financial results for the fiscal year ended March 2004 which were announced on April 28, 2004, and the final financial results of UFJ for the same financial period which were announced on May 24, 2004.

UFJ

Press Release

6 September 2004

UFJ Holdings, Inc.

UFJ Communicates Important Information to Shareholders

UFJ Holdings, Inc. (UFJ) today discloses the content of an open letter to shareholders that will be placed as an advertisement in The Nihon Keizai Shimbun, The Financial Times and The Wall Street Journal on 7 September 2004. Please refer to the enclosed letter.

As part of its commitment to shareholder value over the mid- to long-term, the Board of UFJ has been scrutinizing a number of important issues including the need for capital injection and management integration from a shareholder perspective. The Board wishes to inform shareholders of its intentions in respect of these issues.

The Board of UFJ will continue to inform shareholders in a timely manner of any information of important consideration for shareholder value.

UFJ

Open Letter to Shareholders of UFJ Holdings, Inc., Common Stock

Dear shareholder,

As part of its commitment to shareholder value over the long term, the Board of UFJ Holdings, Inc., (UFJ) wishes to inform shareholders of its intentions in respect of a number of important issues.

Proposed management integration with Mitsubishi Tokyo Financial Group, Inc.
On 12 August 2004, the Board of Mitsubishi Tokyo Financial Group, Inc., (MTFG) and the Board of UFJ formally announced that they had concluded a basic agreement with regard to the management integration of the holding companies, commercial banks, trust banks, securities companies, etc., of the two groups.

The Board wishes to advise shareholders that it continues to believe that management integration with MTFG will create mid- and long-term shareholder value. UFJ and MTFG have established an integration committee and are discussing the integration details.

Proposed strengthening of capital
As part of the basic agreement for management integration, on 11 August 2004, MTFG agreed to provide monies to strengthen UFJ's capital structure by the end of September 2004. Terms and conditions are now being discussed.

The Board of UFJ wishes to emphasize that it regards the certainty of a successful and timely completion of the strengthening of capital as being of utmost importance to the preservation of shareholder value.

Appointment of financial advisers
UFJ has appointed Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited as its financial advisers, to provide independent advice on any proposals relating to management integration and the injection of capital.

Expression of interest by Sumitomo Mitsui Financial Group, Inc.
The Board is examining proposals made by any suitable third party, which might create shareholder value.

The Board of UFJ notes the proposals made by Sumitomo Mitsui Financial Group, Inc., (SMFG) regarding its expression of interest in pursuing management integration with UFJ, including an agreement to strengthen UFJ's capital base.

The Board confirms that it is carefully examining SMFG's proposal with its external advisers, including its financial advisers who are reviewing the proposal from a shareholders' perspective. The Board undertakes to inform shareholders of its conclusions in due course.

UFJ

Submission of the business improvement plan to the Japanese FSA
The Board of UFJ wishes to advise shareholders that it intends to submit its finalized business improvement plan, as stated in a press announcement on 28 July 2004, to the Japanese FSA in early September 2004. UFJ will inform shareholders of the plan details, in accordance with applicable laws and regulations.

Financial forecasts 2004
As reported on 6 August 2004, at the announcement of fiscal 2004 first quarter earnings, UFJ is reviewing its forecasts for the current fiscal year. If a revision is necessary, UFJ will inform shareholders immediately, in accordance with applicable laws and regulations.

The Board of UFJ will continue to inform shareholders in a timely manner of any information of important consideration for shareholder value, in accordance with applicable laws and regulations. The Board thanks shareholders for their support, understanding and interest in the company.

Ryosuke Tamakoshi
President and CEO
UFJ Holdings, Inc.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 8, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

UFJ

Press Release

September 8, 2004

UFJ Holdings, Inc.

Statement Regarding Media Report

UFJ Holdings, Inc. ("UFJ") issued the following statement in response to a media report published today:

"Although there is a media report concerning UFJ's forecasts of the results for the current fiscal year today, UFJ has yet to finalize details of the forecasts. An announcement will be made immediately upon the completion of the examination."

UFJ

Press Release

September 8, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Regarding "New Business Plan" of Sojitz Holdings Corporation

UFJ Holdings, Inc. (UFJ Holdings) and UFJ Bank Limited (UFJ Bank), a wholly-owned subsidiary of UFJ Holdings, issued a following comment regarding "New Business Plan (the Plan)" announced by Sojitz Holdings Corporation today:

"UFJ Holdings and UFJ Bank highly appreciate the Plan, as it is highly achievable and enough to restore market confidence.

UFJ Holdings and UFJ Bank will positively review the request for cooperation in capital enhancement outlined in the Plan."

UFJ

Press Release

September 8, 2004

UFJ Holdings, Inc.

Determination of Price for Mandatory Conversion of Class III Preferred Share

UFJ Holdings, Inc. ("UFJ") hereby gives notice that the price for the mandatory conversion of the Class III Preferred Share of UFJ has been determined as follows in accordance with the stipulations for the mandatory conversion of the said preferred share.

Preferred shares which are not claimed for conversion by September 30, 2004 (Japan time) are scheduled to be converted to common shares. The number of common shares issued in exchange for the preferred shares shall be calculated by dividing Yen 2,000,000 by the conversion price mentioned below.

		Description:
1.	Price for mandatory conversion:	Yen 806,500
2.	Date applicable:	October 1, 2004

<For reference>

Class III Preferred Shares:

(Number of preferred shares outstanding) 15,674 shares as of September 7, 2004

(Issuance) When UFJ Holdings, Inc. was established through a stock transfer, one Class III Preferred Share was issued in exchange for 1,000 of the preferred share described below:

- First Preference Share of The Tokai Bank, Limited (current UFJ Bank Limited)
  (Issued on April 19, 1996; issue price of ¥2,000; 50,000 thousand shares issued)